UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2011.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001- 16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2400
Atlanta, Georgia 30309

REQUIRED INFORMATION
The following documents are filed as part of this report:

1.	Audited Financial Statements
Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011
Notes to Financial Statements
Supplemental Schedule

2.	Exhibits
The following exhibit is filed with this report:
Consent of Independent Registered Public Accounting Firm

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 27, 2012

By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ Vernon J. Nagel
Name:	Vernon J. Nagel
Title:	Chairman, President and Chief Executive Officer

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
At December 31, 2011 and 2010 and for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm
Members of the Investment Committee
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plans' management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2011 and 2010, and the changes in the net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plans' management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 27, 2012

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2011

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	069	070
Assets:
Plan interest in Acuity DC Trust at fair value	$185,862,344	$4,091,557	$2,950,871	$16,612,114
Receivables:
Employer contributions	16,110	688	35	5,833
Participant contributions	29,453	5,894	71	7,764
Notes receivable from participants	2,008,240	181,866	51,100	526,168
Total assets	187,916,147	4,280,005	3,002,077	17,151,879

Liabilities:
Excess contributions payable	—	—	—	—
Total liabilities	—	—	—	—

Net assets at fair value	187,916,147	4,280,005	3,002,077	17,151,879
Valuation adjustment *	(2,277,752)	(39,038)	(48,865)	(495,226)
Net assets available for benefits	$185,638,395	$4,240,967	$2,953,212	$16,656,653

Plan interest percentage in Acuity DC Trust	88.6%	2.0%	1.4%	8.0%
See accompanying notes.
*    Represents adjustment from fair value to contract value for interest in the Acuity DC Trust related to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2010

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	069	070
Assets:
Plan interest in Acuity DC Trust at fair value	$183,507,306	$2,934,729	$4,476,833	$16,632,283
Receivables:
Employer contributions	216,323	1,129	1,858	10,890
Participant contributions	442,061	8,920	4,187	14,319
Notes receivable from participants	2,264,917	96,421	41,124	592,357
Total assets	186,430,607	3,041,199	4,524,002	17,249,849

Liabilities:
Excess contributions payable	—	—	—	—
Total liabilities	—	—	—	—

Net assets at fair value	186,430,607	3,041,199	4,524,002	17,249,849
Valuation adjustment *	(1,873,237)	(29,702)	(69,731)	(394,850)
Net assets available for benefits	$184,557,370	$3,011,497	$4,454,271	$16,854,999

Plan interest percentage in Acuity DC Trust	88.4%	1.4%	2.1%	8.1%
See accompanying notes.
*    Represents adjustment from fair value to contract value for interest in the Acuity DC Trust related to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	069	070
Additions:
Net investment gain (loss) from Acuity DC Trust	$340,513	$(42,687)	$(44,572)	$257,286
Contributions:
Employer	3,935,899	30,939	25,540	286,314
Participant	9,598,061	376,882	57,290	376,652
Transfer from other qualified plans	3,723,855	1,095,877	—	—
Total additions	17,598,328	1,461,011	38,258	920,252

Deductions:
Benefit payments	16,578,878	231,541	1,477,742	1,118,598
Total deductions	16,578,878	231,541	1,477,742	1,118,598

Plan transfers in (out), net	61,575	—	(61,575)	—

Net increase (decrease)	$1,081,025	$1,229,470	$(1,501,059)	$(198,346)

Net assets available for benefits:
January 1, 2011	$184,557,370	$3,011,497	$4,454,271	$16,854,999
December 31, 2011	$185,638,395	$4,240,967	$2,953,212	$16,656,653

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

1.	Description of the Plans
General
The financial positions of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively, the “Plans”) are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employer matching amounts are allocated in accordance with the participant's current investment elections for elective deferrals at the time the match is funded.
Effective July 1, 2010, the assets of the Sensor Switch 401(k) Plan were merged into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. Employees of Sensor Switch, Inc. became eligible on September 1, 2009 to participate in the plans in accordance with the terms of the respective plans.
Effective March 1, 2011, Roth Elective Contributions made pursuant to the merger of the Renaissance Lighting, Inc. 401(k) Plan and the Winona Lighting, Inc. 401(k) Plan were directly rolled over into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees Plan.
Effective March 8, 2011, the assets of the Renaissance Lighting, Inc. 401(k) Plan were merged into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. Employees of Renaissance Lighting, Inc. became eligible on January 1, 2011 to participate in the plans in accordance with the terms of the respective plans.
Effective June 1, 2011, employees of Washoe Equipment, Inc., d/b/a Sunoptics Prismatic Skylights, and CBC Plastics LLC (collectively, “Sunoptics”), became eligible to participate in the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees in accordance with the terms of the respective plans. Prior to the acquisition of Sunoptics, Sunoptics did not offer a 401(k) plan to its employees.
Effective June 6, 2011, the assets of the Winona Lighting, Inc. 401(k) Plan were merged into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. Employees of Winona Lighting, Inc. became eligible on September 1, 2010 to participate in the plans in accordance with the terms of the respective plans.
Effective December 20, 2011, the assets of the Healthcare Lighting, Inc. 401(k) Plan were merged into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. Employees of Healthcare Lighting, Inc. became eligible on September 1, 2011 to participate in the plans in accordance with the terms of the respective plans.
Refer to the respective summary plan description or plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries (“Acuity Brands” or “the Company”). Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans further provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions.
In the event of the cessation of operation of a plant or the discontinuance of a component of the Company's business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

Participant Loans

Participant loans are reflected as Notes receivable from participants on the Statement of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, and residential loans must be repaid within ten years.
Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period remaining.
Administration
Administration of the Plans is the responsibility of the Company's Investment Committee, members of which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2011.
Plan Termination
Although the Company intends for the Plans to be permanent, the Plan agreements provide the Company the right to discontinue contributions or to terminate the Plans at any time.
In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.
In October 2008, the Company announced the planned closure of the Austin, Texas facility. The Austin, Texas facility closure was substantially completed in September 2011. As a result, the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees incurred a partial plan termination. The partial plan termination caused any unvested accounts of participants affected by the partial plan termination to become fully vested and nonforfeitable.
Investment in Parties-In-Interest Common Stock
As of December 31, 2011 and 2010, the percentage of the Acuity DC Trust's net assets invested in the common stock of Acuity Brands, Inc., was 3.4% and 3.8%, respectively.
Funding Policy
The basis for determining participant (pre-tax) and Company contributions is as follows:

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

Plan Name	Participant Contributions	Employer Contributions

Acuity Brands, Inc. 401(k) Plan	1% to 50% of compensation	Matching contribution of 60% up to 6% of participant compensation contributed.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date, may be made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Effective June 1, 2006, all new hires are automatically enrolled at 3% contribution to the plan. Matching contribution of 60% up to 6% of participant compensation contributed.

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation
Hourly employees of Hydrel - matching contribution of 25% up to 15% of participant compensation contributed. Hourly employees of Sensor Switch Inc. - matching contribution of 60% up to 6% of participant compensation contributed.

Teamsters Local Union 673 - Midwest Regional Warehouse employees received an employer contribution equal to $.17 per hour worked in 2011 regardless of whether they made participant deferrals into the plan.

Employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	1% to 50% of compensation
Employees of Utica, Ohio hired on or after December 1, 2001 - matching contribution of 60% up to 6% of participant compensation contributed. Employees of Utica, Ohio hired before December 1, 2001 - matching contribution of 33% up to 6% of participant compensation contributed.

Employees of Metal Optics - matching contribution of 50% up to 6% of compensation contributed.
All other employees of Holophane - matching contribution of 33% up to 6% of compensation contributed, plus a discretionary basic contribution of 5% of annual compensation.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation
IBEW Local 1853 - Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Participating employees hired prior to December 16, 2001 - matching contribution of 30% up to 5% of compensation contributed, plus basic 5% of annual compensation. Participating employees hired on or after December 16, 2001 - matching contribution of 50% up to 6% of compensation contributed.

USW Local Nos. 4, 105 and 525 - Effective August 6, 2007, for participating employees hired prior to August 5, 2002 - matching contribution of 30% up to 6% of compensation contributed. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 - matching contribution of 60% up to 6% of compensation contributed. Prior to August 6, 2007, for participating employees hired prior to August 5, 2002, matching contribution of 25% up to 6% of compensation contributed. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 - matching contribution of 50% up to 6% of compensation contributed.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

2.	Significant Accounting Policies
Basis of Accounting
The accounts of the Plans are maintained by the trustee, Bank of America Merrill Lynch National Trust Company (“BAML”), on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Please see the Acuity DC Trust and Fair Value Measurements footnotes for further discussion of fair value measurements.

The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) and a diversified portfolio of investments, primarily units of collective trust funds held in the name of the Acuity DC Trust. The collective trust funds invest in high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, and government securities. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts' underlying holdings. As required by Accounting Standards Codification (“ASC”) 946, Financial Services-Investment Companies, (“ASC 946”) and ASC 962, Plan Accounting-Defined Contribution Pension Plans, (“ASC 962”), the investments in synthetic GICs deemed to be fully benefit responsive are presented at fair value within Plan Interest in Acuity DC Trust at fair value on the Statements of Net Assets Available for Benefits. A valuation adjustment has also been included in the Statements of Net Assets Available for Benefits so that the ending values of the synthetic GICs are recorded at contract value.
Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The minimum crediting rate is 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events which cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.
The average yield of the Stable Value Fund based on actual earnings was approximately 3.30% and 4.23% at December 31, 2011 and 2010, respectively. The average yield credited to members reflecting all investments in the Stable Value Fund was approximately 3.08% and 4.06% at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the fair values of the underlying assets of the synthetic GICs were $52,498,360 and $51,020,340, respectively. At December 31, 2011 and 2010, the values of the wrap contracts and book valuation adjustments included in the Acuity DC Trust were $(2,853,467) and $(2,315,844), respectively.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and the differences could be significant.
Reclassifications
Certain prior-period amounts have been reclassified to conform to the current year presentation. No material reclassifications have occurred during the current period.
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which clarifies the wording and disclosures required in ASC Topic 820, Fair Value Measurement (“ASC 820”), to converge with those used (to be used) in International Financial Reporting Standards. The update explains how to measure and disclose fair value under ASC 820. While many of the amendments to US GAAP clarify existing guidance, others represent changes to a principle or requirement for measuring fair value. The effects of the amendments will likely vary by entity, and for some they could be significant. The provisions of ASU 2011-04 are effective for public entities prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is prohibited. Therefore, ASU 2011-04 is effective for the Plans on January 1, 2012. ASU 2011-04 is not expected to have a material effect on the Plans' net assets available for benefits or its changes in net assets available for benefits.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

3.     Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments which can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, income, and expenses resulting from the collective investment of the assets of the Trust. The fair value of net assets of the Acuity DC Trust is presented below as of December 31, 2011 and 2010.

		Plans' Percentage Interest
	2011	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070
Mutual Funds
Vanguard Institutional Index	$22,953,620	92.5%	1.7%	2.0%	3.8%
American Century Equity Income	13,443,561	92.5%	1.1%	1.2%	5.2%
T Rowe Price Mid Cap	16,102,342	90.0%	1.2%	1.9%	6.9%
Templeton Institutional	10,006,181	95.4%	1.3%	0.6%	2.7%
CRM Mid Cap Value	7,467,909	94.2%	1.4%	1.0%	3.4%
Vanguard Explorer Admiral	8,462,228	89.2%	1.6%	1.5%	7.7%
T Rowe Price Growth	8,064,381	89.3%	1.3%	1.6%	7.8%
Northern Small Cap Value	7,992,736	95.3%	1.9%	0.6%	2.2%
Total Mutual Funds	94,492,958

Self-Directed Brokerage Accounts
Money Market Fund	2,434,632	99.5%	—%	—%	0.5%
Corporate Bonds	256,496	100.0%	—%	—%	—%
Mutual Funds	462,550	100.0%	—%	—%	—%
Preferred Stocks	53,079	100.0%	—%	—%	—%
Common Stocks	4,326,445	93.0%	—%	—%	7.0%
Total Self-Directed Brokerage Accounts	7,533,202

Common Stock
Acuity Brands Stock	7,102,749	95.3%	2.1%	0.8%	1.8%

Common/Collective Trusts
Dow Jones Target 2015 Fund	4,143,164	87.0%	4.6%	1.8%	6.6%
Dow Jones Target 2025 Fund	14,727,359	91.8%	4.5%	1.3%	2.4%
Dow Jones Target 2035 Fund	6,576,998	88.8%	6.5%	1.3%	3.4%
Dow Jones Target 2045 Fund	6,088,067	89.8%	6.2%	1.9%	2.1%
Dow Jones Target Today Fund	3,103,818	81.9%	2.4%	1.3%	14.4%
SSGA Passive Bond Market	9,164,298	95.3%	1.0%	0.7%	3.0%
Invesco Stable Value Fund	56,330,972	79.6%	1.4%	1.7%	17.3%
Total Common/Collective Trusts	100,134,676

Total Investments	209,263,585

Unallocated Cash	313,552
Accrued Investment Income	925
Adjustments for pending trades	(20,250)
Total Assets	209,557,812

Accrued expenses and other	(40,926)
Net Assets at fair value	209,516,886

Valuation Adjustment	(2,860,881)
Net Assets of the Acuity DC Trust	$206,656,005

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

		Plans' Percentage Interest
	2010	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070
Mutual Funds
Vanguard Institutional Index	$23,159,415	91.8%	1.4%	2.5%	4.3%
American Century Equity Income	13,779,609	92.3%	0.8%	1.7%	5.2%
T Rowe Price Mid Cap	18,107,156	90.1%	0.5%	2.2%	7.2%
Templeton Institutional	10,847,065	95.2%	0.6%	1.0%	3.2%
CRM Mid Cap Value	8,458,864	93.5%	0.9%	1.4%	4.2%
Vanguard Explorer Admiral	8,622,654	88.7%	1.2%	2.4%	7.7%
T Rowe Price Growth	7,846,219	87.5%	0.9%	3.0%	8.6%
Northern Small Cap Value	8,107,228	96.0%	0.6%	1.1%	2.3%
Total Mutual Funds	98,928,210

Self-Directed Brokerage Accounts
Money Market Fund	1,766,068	99.1%	—%	—%	0.9%
Corporate Bonds	116,338	100.0%	—%	—%	—%
Mutual Funds	748,324	67.7%	—%	—%	32.3%
Preferred Stocks	77,735	100.0%	—%	—%	—%
Common Stocks	3,855,050	92.5%	—%	—%	7.5%
Total Self-Directed Brokerage Accounts	6,563,515

Common Stock
Acuity Brands Stock	7,701,500	95.6%	1.5%	1.0%	1.9%

Common/Collective Trusts
Dow Jones Target 2015 Fund	3,548,503	83.6%	6.0%	2.7%	7.7%
Dow Jones Target 2025 Fund	14,735,210	91.7%	3.2%	1.7%	3.4%
Dow Jones Target 2035 Fund	6,027,576	88.1%	3.4%	3.8%	4.7%
Dow Jones Target 2045 Fund	5,567,006	90.1%	4.4%	3.0%	2.5%
Dow Jones Target Today Fund	2,862,701	81.4%	2.2%	2.3%	14.1%
SSGA Passive Bond Market	8,477,180	95.9%	0.7%	0.8%	2.6%
Invesco Stable Value Fund	53,139,888	79.1%	1.2%	3.0%	16.7%
Total Common/Collective Trusts	94,358,064

Total Investments	207,551,289

Unallocated Cash	4,520
Accrued Investment Income	984
Adjustments for pending trades	18,030
Total Assets	207,574,823

Accrued expenses and other	(23,672)
Net Assets at fair value	207,551,151

Valuation Adjustment	(2,367,520)
Net Assets of the Acuity DC Trust	$205,183,631
In the prior years' presentation, the fair value of the Invesco Stable Value Fund was classified as 103-12 Investment Entities. In calendar year 2011, the Company appropriately classified these amounts as Common/Collective Trusts for the years ended December 31, 2011 and 2010, which is consistent with the current year change in presentation. This classification revision had no impact on the previously reported Statements of Net Assets Available for Benefits, Statements of Changes in Net Assets Available for Benefits, or the related disclosure amounts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

The following investments represent the components of the Invesco Stable Value Fund:

			2011	2011
		2011	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
Common/Collective Trusts:
ING Life & Annuity	IGT INVESCO Short Term Bond	$5,794,480	$(224,445)	$5,570,035
Monumental	IGT MxMGR Core	8,270,940	(413,118)	7,857,822
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	12,116,731	(473,255)	11,643,476
Pacific Life Insurance	IGT MxMGR Int G/C	19,933,542	(1,445,598)	18,487,944
State Street Bank	IGT INVESCO Short Term Bond	6,382,667	(304,465)	6,078,202

Subtotal		52,498,360	(2,860,881)	49,637,479

Wrap Contracts		7,414	—	7,414

Cash:
BAML	Cash	3,825,198	—	3,825,198

Total		$56,330,972	$(2,860,881)	$53,470,091

			2010	2010
		2010	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
Common/Collective Trusts:
ING Life & Annuity	IGT INVESCO Short Term Bond	$5,697,464	$(212,098)	$5,485,366
Monumental	IGT MxMGR Core	8,012,666	(292,662)	7,720,004
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	11,924,306	(448,264)	11,476,042
Pacific Life Insurance	IGT MxMGR Int G/C	19,189,278	(1,182,582)	18,006,696
State Street Bank	IGT INVESCO Short Term Bond	6,196,626	(231,914)	5,964,712

Subtotal		51,020,340	(2,367,520)	48,652,820

Wrap Contracts		51,676	—	51,676

Cash:
State Street Bank	Cash	2,067,872	—	2,067,872

Total		$53,139,888	$(2,367,520)	$50,772,368
Investment results of the Acuity DC Trust for the year ended December 31, 2011 are as follows:

Interest income	$1,727,227
Net appreciation/(depreciation) in fair value of common stock at quoted market prices	(474,826)
Net investment gain/(loss) from common/collective trust funds at net asset values	342,985
Net investment gain/(loss) from mutual funds at quoted market prices	(1,084,846)
Investment results	$510,540
In accordance with ASC 820, the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

The following tables present information about the Acuity DC Trust's assets as of December 31, 2011 and 2010:

		Fair Value Measurements
		as of December 31, 2011
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Stable Value Fund Cash(2)	$3,825,198	$3,825,198	$—	$—
Money Market Fund	2,434,632	2,434,632	—	—
U.S. Corporate Bonds	256,496	256,496	—	—
Company Stock	7,102,749	7,102,749	—	—
Equity Securities	4,379,524	4,379,524	—	—
Mutual Funds:
US Equity Securities	84,949,327	84,949,327	—	—
International Equity Securities	10,006,181	10,006,181	—	—
Common/Collective Trusts(1)	43,803,704	—	43,803,704	—
Synthetic GICs(2)	52,505,774	—	52,498,360	7,414
	$209,263,585

		Fair Value Measurements
		as of December 31, 2010
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Stable Value Fund Cash(2)	$2,067,872	$2,067,872	$—	$—
Money Market Fund	1,766,068	1,766,068	—	—
U.S. Corporate Bonds	116,338	116,338	—	—
Company Stock	7,701,500	7,701,500	—	—
Equity Securities	3,932,785	3,932,785	—	—
Mutual Funds:
US Equity Securities	88,829,469	88,829,469	—	—
International Equity Securities	10,847,065	10,847,065	—	—
Common/Collective Trusts(1)	41,218,176	—	41,218,176	—
Synthetic GICs(2)	51,072,016	—	51,020,340	51,676
	$207,551,289

(1)
The Dow Jones Target common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of US common stocks, US issued bonds, and cash. The investment objective of the SSGA Passive Bond Market fund is to approximate as closely as practicable the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term and contains a mix of US issued government and corporate bonds and cash. From time to time, the trustee of the Dow Jones Target and SSGA Passive Bond Market common/collective trust funds may exercise its rights to implement limited withdrawal safeguards in order to protect the principal and liquidity of all participants in the funds. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been determined using the net asset value per share. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

(2)
These investments represent the underlying investments of the Stable Value Fund. Participant-directed redemptions have no restrictions; however, the Plan is required to provide sufficient redemption notice to liquidate its entire share in the fund. The fair value of this fund has been determined based on the fair value of the underlying investment wrap contract and common/collective trusts in the fund as reported by the issuer of the contracts. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

No transfers between the levels of the fair value hierarchy occurred during the current plan year. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

The table below presents a summary of changes in the fair value of the Acuity DC Trust's Level 3 assets for the years ended December 31, 2011 and 2010:

	Year ended	Year ended
	December 31, 2011	December 31, 2010
	Wrap Contracts	Wrap Contracts
Balance, beginning of year	$51,676	$29,497
Realized gains/(losses)	—	—
Unrealized (loss)/gain relating to instruments still held at the reporting date	(44,262)	22,179
Purchases	—	—
Sales	—	—
Issuances	—	—
Settlements	—	—
Balance, end of year	$7,414	$51,676

4.	Income Tax Status
The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the Code, and, therefore, the related Trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended and/or restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. For Plan No.'s 033, 067, and 069, the Plan administrator believes that the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes that the plans as amended and restated are qualified and that the related Trust is tax exempt.  For Plan No. 070, the plan administrator has indicated that it will take sufficient steps, if any, to maintain the qualified status of the plan and bring the plan's operations into compliance with the Code, if necessary.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.	Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2011	2010
033	Acuity Brands, Inc. 401(k) Plan	$262,853	$4,500
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	46,534	—
These benefit payments represent a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statements (contract value) and Form 5500 (fair value) in the amount of $(2,860,881). The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be material.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2011

6.	Excess Contributions Payable
There were no liabilities for excess contributions for the Plans as defined by the Code, as of December 31, 2011 and 2010, respectively.

7.	Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.	Fair Value Measurements
In accordance with ASC 820, Acuity Brands determines a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. Investments of the Acuity DC Trust are stated at fair value, as determined by the trustee from quoted market prices in an active market, net asset values, or as determined by the Investment Manager using generally accepted valuation procedures for wrap contracts. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.
The fair value of wrap contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of a wrap contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding's credit quality rating.

9.	Subsequent Events
In March 2012, the Company announced the planned closure of the Cochran, Georgia facility, which is expected to be substantially completed by the end of calendar year 2012. As a result, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees is expected to incur a partial plan termination. The partial plan termination will cause any unvested accounts of participants affected by the partial plan termination to become fully vested and nonforfeitable. The plan assets of the participants included in the partial plan termination are expected to be approximately $1.2 million.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2011

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Notes Receivable from Participants	4.25% to 9.25%	$2,008,240
				(various maturity dates)
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Notes Receivable from Participants	4.14% to 8.75%	181,866
				(various maturity dates)
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	069	58-2632672	Notes Receivable from Participants	4.25% to 8.75%	51,100
				(various maturity dates)
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Notes Receivable from Participants	4.25% to 9.25%	526,168
				(various maturity dates)
___________________________________________
*    Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.